UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated September 25, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming announces U.S. FDA acceptance and Priority Review of sNDA for lower doses of Joenja® to treat children with APDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: September 25, 2026

Pharming announces U.S. FDA acceptance and Priority Review of sNDA for lower doses of Joenja® to treat children with APDS

•If approved, Joenja would be available to eligible patients aged 4 years and older with APDS who weigh 13 kg or more
•Decision follows recent approval of Joenja for children aged 4 to 11 years with APDS weighing at least 27 kg
•PDUFA target action date of January 30, 2027

Leiden, the Netherlands, September 25, 2026: Pharming (Euronext Amsterdam: PHARM/Nasdaq: PHAR), a global biotechnology company focused on rare immune and genetic diseases, today announced that the U.S. Food and Drug Administration (FDA) has accepted its supplemental New Drug Application (sNDA) seeking approval for lower doses of Joenja® (leniolisib), an oral, selective phosphoinositide 3-kinase delta (PI3Kδ) inhibitor, for children aged 4 years and older who weigh between 13 kg and 27 kg with activated phosphoinositide 3-kinase delta syndrome (APDS), a rare primary immunodeficiency. The application has been granted Priority Review and assigned a Prescription Drug User Fee Act (PDUFA) target action date of January 30, 2027.

The sNDA is supported by positive data from an open-label, multinational, single-arm Phase III study in children aged 4 to 11 years, which showed improvements over 12 weeks in two clinically relevant hallmarks of the condition, reduced lymphadenopathy and increased naive B cells, together indicating correction of the underlying immune defect. The submission also includes additional scientific and clinical pharmacology assessments supporting the proposed dosing in lower-weight pediatric patients.

The FDA grants Priority Review to applications for medicines that, if approved, would offer significant improvements in effectiveness or safety of the treatment, prevention, or diagnosis of serious conditions.1

“Today’s acceptance and Priority Review of our sNDA marks yet another important step in our efforts to expand access to Joenja for younger children living with APDS. Following the recent approval of Joenja for children aged 4 to 11 years weighing at least 27 kg, this review brings us closer to the possibility of reaching smaller children who currently are ineligible for treatment with Joenja,” said Anurag Relan, Chief Medical Officer of Pharming. “We look forward to working with the FDA and making Joenja available to eligible pediatric patients as efficiently as possible.”

The FDA approved Joenja for adults and pediatric patients aged 12 years and older with APDS in March 2023 and expanded the approval in September 2026 to include children aged 4 to 11 years weighing at least 27 kg.

About Activated Phosphoinositide 3-Kinase δ Syndrome (APDS)
APDS is a rare primary immunodeficiency that was first characterized in 2013. APDS is caused by variants in either one of two identified genes known as PIK3CD or PIK3R1, which are vital to the development and function of immune cells in the body. Variants of these genes lead to hyperactivity of the PI3Kδ (phosphoinositide 3-kinase delta) pathway, which causes immune cells to fail to mature and function properly, leading to immunodeficiency and dysregulation.2,3,4 APDS is characterized by a variety of symptoms, including severe, recurrent sinopulmonary infections, lymphoproliferation, autoimmunity, and enteropathy.5,6 Because these symptoms can be associated with a variety of conditions, including other primary immunodeficiencies, it has been reported that people with APDS are frequently misdiagnosed and suffer a median 7-year diagnostic delay.7 As APDS is a progressive disease, this delay may lead to an accumulation of damage over time, including permanent lung damage and lymphoma.5-8 A definitive diagnosis can be made through genetic testing. APDS affects approximately 1 to 2 people per million worldwide.9

About Joenja
Joenja (leniolisib) is an oral small molecule phosphoinositide 3-kinase delta (PI3Kẟ) inhibitor approved as the first and only targeted treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in adult and pediatric patients 12 years of age and older in the U.S., U.K., Australia, Israel, the EU, Canada, and South Korea; in children 4 to 11 years of age who weigh at least 27 kg in the U.S., and for patients 4 years of age and older in Japan.
Leniolisib inhibits the production of phosphatidylinositol-3-4-5-trisphosphate, which serves as an important cellular messenger and regulates a multitude of cell functions such as proliferation, differentiation, cytokine production, cell survival, angiogenesis, and metabolism. Results from a randomized, placebo-controlled Phase III clinical trial demonstrated statistically significant improvement in the coprimary endpoints, reflecting a favorable impact on the immune dysregulation and deficiency seen in these patients, and open label extension data has supported the safety and tolerability of long-term leniolisib administration.10,11
Leniolisib is currently under regulatory review for the treatment of APDS in several other countries. Leniolisib is also being evaluated in two Phase II clinical trials in primary immunodeficiencies (PIDs) with immune dysregulation. The safety and efficacy of leniolisib has not been established for PIDs with immune dysregulation beyond APDS.

About Pharming
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biotechnology company that develops and commercializes innovative medicines for people living with rare immune and genetic diseases.

We combine specialized scientific, medical, regulatory and commercial expertise to advance a focused portfolio of approved medicines and development programs that address significant unmet medical needs. Guided by insights from patients and the wider rare disease community, we are dedicated to delivering innovative therapies for some of the most challenging rare diseases.

Pharming is headquartered in Leiden, the Netherlands, with operations in the United States and Europe.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’,

“schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2025 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming
Michael Levitan, VP Investor Relations & Capital Markets
T: +1 (908) 705 1696
E: investor@pharming.com

Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

Media Relations
Julia Deutsch (Lyra Strategic Advisory on behalf of Pharming)
E: JDeutsch@lyraadvisory.com

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27